UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 26, 2018

WMIH Corp.

(Exact name of registrant as specified in its charter)

001-14667

(Commission

File Number)

Delaware	91-1653725
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

800 Fifth Avenue, Suite 4100 Seattle, Washington	98104
(Address of principal executive offices)	(Zip Code)

(206) 922-2957

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period or complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously disclosed, WMIH Corp., a Delaware corporation (which we refer to as “WMIH”), Wand Merger Corporation, a wholly owned subsidiary of WMIH, and Nationstar Mortgage Holdings Inc., a Delaware corporation (which we refer to as “Nationstar”), have entered into an Agreement and Plan of Merger, dated as of February 12, 2018, as it may be amended from time to time (which we refer to as the “Merger Agreement”), pursuant to which Nationstar will merge with and into Wand Merger Corporation, with Nationstar surviving the merger as a wholly owned subsidiary of WMIH (which we refer to as the “Merger”).

In connection with the Merger, on March 23, 2018, WMIH filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-223862) (the “Form S-4”), and subsequently WMIH filed amendments to the Form S-4 on May 18, 2018 and on May 29, 2018 (the Form S-4 as amended, the “Amended Form S-4”). On June 1, 2018, Nationstar and WMIH each filed a definitive proxy statement/prospectus, dated May 31, 2018, with the SEC relating to the Merger.

As disclosed in the proxy statement/prospectus, on May 8, 2018, a purported class action lawsuit, styled as Franchi v. Nationstar Mortgage Holdings Inc., et al., Case No. 3:18-cv-01170-B (the “Action”), was filed in the United States District Court for the Northern District of Texas naming Nationstar, WMIH, Wand Merger Corporation and the individual members of the Nationstar board of directors as defendants (collectively, the “Defendants”). The complaint alleges that the Defendants violated the Securities Exchange Act of 1934 (the “Exchange Act”) by disseminating a false and misleading registration statement. The lawsuit seeks a variety of equitable and injunctive relief including, among other things, enjoining the consummation of the Merger, rescinding the Merger to the extent already implemented, directing the Defendants to disseminate a registration statement that does not contain any untrue statement of material fact, declaring the Defendants violated the Exchange Act, and awarding the Plaintiff and the putative class costs and attorneys’ fees.

On June 26, 2018, the Plaintiff and the Defendants (together, the “Parties”) entered into a memorandum of understanding (the “MOU”) to resolve the claims asserted by the Plaintiff. Pursuant to the MOU, the Parties agreed that the Defendants would cause to be made the supplemental disclosures set forth herein. The MOU further specifies that, within five (5) business days of the closing of Merger, the Parties will file a stipulation of dismissal of the Action pursuant to Federal Rule of Civil Procedure 41(a). That stipulation will dismiss Plaintiff’s individual claims with prejudice, and dismiss the claims purportedly asserted on behalf of a putative class of Nationstar shareholders without prejudice.

The MOU will not affect the timing of the annual meeting of WMIH shareholders, the timing of the Merger or the amount or form of consideration to be paid in the Merger.

The Defendants believe that the Action is without merit and that no supplemental disclosure is required to the proxy statement/prospectus under any applicable rule, statute, regulation or law. However, in order to, among other things, eliminate the burden, inconvenience, expense, risk, and disruption of continuing litigation, Nationstar has determined that it will make the below supplemental disclosures. The WMIH board of directors continues to recommend unanimously that you vote “FOR” the proposals being considered at the annual meeting of WMIH shareholders.

The proxy statement/prospectus is modified and superseded by, and should be read as part of, and in conjunction with, the disclosures set forth in this current report on Form 8-K. To the extent that information in this current report on Form 8-K differs from or updates information contained in the proxy statement/prospectus, the information in this current report on Form 8-K shall supersede or modify the information in the proxy statement/prospectus.

SUPPLEMENTAL DISCLOSURE

Nationstar is providing WMIH with the following supplemental disclosures to the proxy statement/prospectus in connection with the settlement of the Action. The Parties have entered into a MOU to settle the Action. Pursuant to the MOU, Nationstar has agreed to provide the additional information set forth below. Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to those terms in the proxy statement/prospectus. All page references are to the proxy statement/prospectus and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the proxy statement/prospectus. Without admitting in any way that the disclosures below are material or required to be made, Nationstar is providing the following supplemental disclosures. For the avoidance of doubt, no deletion of any other additional text or information omitted from this supplemental disclosure is intended unless specifically noted here (with deleted text struck through).

The disclosure in the section “Certain Nationstar Financial Forecasts” is hereby modified by inserting the below (with new text underlined) at the end of that section on page 118 of the proxy statement/prospectus, immediately before the section titled “Opinion of the Financial Advisor to the Nationstar Board of Directors”.

Nationstar management previously prepared certain pre-merger financial projections that were provided to Nationstar’s financial advisors, including the following:

Selected Pre-Merger Financial Projections(1)

	Year Ending December 31,
	2018	2019	2020	2021
		(amounts in millions)
Adjusted Pre-Tax Income (Projected Pre-Tax Earnings)	$291	$401	$474	$570
Projected After-Tax Net Income	220	304	360	432
Projected After-Tax Book Value	1,950	2,253	2,613	3,045
Projected After-Tax Cash Flows(2)	289	279	236	257

(1)	Totals exclude the impact of future mark-to-market adjustments.
(2)	Projected data before debt repurchases.

Nationstar management also prepared estimates, for years 2018 through 2021 only, with respect to cash tax savings potentially resulting from the merger, which estimates were extrapolated by Citi based on discussions with Nationstar management for the years 2022 through 2028 ($ in millions):

2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
$58	$73	$89	$111	$129	$139	$144	$149	$154	$159	$56

[Remainder of Page Intentionally Left Blank]

The disclosure in the section “Opinion of the Financial Advisor to the Nationstar Board of Directors” is hereby modified by amending and restating the below portion of such section in the sub-section “Financial Analyses” beginning on page 124 of the proxy statement/prospectus (with new text underlined):

Dividend Discount Analysis

With respect to Nationstar, Citi calculated the estimated net present value of the projected after-tax cash flows of Nationstar based on the Nationstar Projections. With respect to the pro forma combined company resulting from the merger, Citi calculated the estimated net present value of the projected after-tax cash flows of the pro forma combined company resulting from the merger based on the Proforma Projections and the Estimated Tax Savings. Citi applied a range of terminal value multiples, based on its experience and professional judgment, of 7.1x to 8.4x to the estimated 2022E earnings per share of Nationstar and the pro forma combined company resulting from the merger and discount rates, based on an estimated cost of equity, ranging from 11.0% to 12.7%. The dividend discount analysis indicated an implied value reference range of $19.40 to $24.40 per share of Nationstar common stock, as compared to an implied value reference range of $23.40 to $25.85 for the Minimum Average Per Share Consideration.

Other Information Reviewed

In addition to the foregoing, and though not considered material with respect to its opinion, Citi also reviewed information relating to, among other things, the historical stock prices of Nationstar common stock and WMIH common stock, the 52-week trading range of Nationstar common stock, the pro forma projected 2018 earnings per share for Nationstar and WMIH after giving effect to the merger and the pro forma projected tangible book value per share for Nationstar and WMIH after giving effect to the merger.

Other Matters

Nationstar retained Citi as its financial advisor in connection with the proposed merger with WMIH based on Citi’s qualifications, experience and reputation as an internationally recognized investment banking and financial advisory firm. For its services as financial advisor to Nationstar in connection with the merger, Citi is entitled to a transaction fee based on the value of the transaction, which transaction fee is ~~currently~~ estimated, as of the execution of the merger agreement, to be between approximately $5,000,000 and $6,300,000. Citi also became entitled to a fee of $1,000,000 upon the delivery of its opinion, which is not creditable ~~to the extent previously paid~~ against the transaction fee. In certain circumstances Citi will be entitled to receive a portion of any termination, breakup, topping or substantially similar fee or payment. In addition, Citi may also receive from Nationstar, in Nationstar’s sole discretion, a fee of up to 0.1% of the value of the transaction.

Citi and its affiliates in the past have provided, and currently provide, services to Nationstar, WMIH, members of the Fortress Group and KKR, a significant stockholder of WMIH, and investment funds and companies, including portfolio companies, affiliated or associated with KKR (collectively with KKR, the “KKR Group”), for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, as disclosed to the of the Nationstar board of directors, having acted or acting as (i) with respect to WMIH, bookrunner in connection with an offering of equity securities by WMIH for which Citi and its affiliates received aggregate fees of approximately $10,000,000, (ii) with respect to the Fortress Group, financial advisor to members of the Fortress Group in connection with various mergers, acquisitions and other strategic transactions by members of the Fortress Group, bookrunner in connection with various offerings of equity securities by members of the Fortress Group, joint lead arranger and book-running manager of a revolving credit facility for FIG and certain related entities for which Citi and its affiliates received aggregate fees during the past two years of approximately $50,000,000 and (iii) with respect to the KKR Group, financial advisor to members of the KKR Group in connection with various mergers, acquisitions and other strategic transactions by members of the KKR Group, bookrunner in connection with various offerings of equity securities by members of the KKR Group, and bookrunner in connection with various issuances of notes by members of the KKR Group for which Citi and its affiliates received aggregate fees during the past two years of approximately $125,000,000. Citi and/or certain of Citi’s affiliates are also a lender to or participant in certain credit facilities of Nationstar, certain members of the Fortress Group and certain members of the KKR Group. In addition, as disclosed to the Nationstar board of directors, in March 2017 New Residential Investment Corp., a member of the Fortress Group, acquired certain mortgage servicing rights from CitiMortgage, Inc., an affiliate of Citi.

In the ordinary course of Citi’s business, Citi and its affiliates may actively trade or hold the securities of Nationstar, WMIH or other members of the Fortress Group for Citi’s own account or for the account of Citi’s customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Nationstar, WMIH, the Fortress Group, KKR and their respective affiliates.

Other Financial Advisors to the Nationstar Board of Directors

Morgan Stanley. Morgan Stanley was engaged by Nationstar to act as its financial advisor in connection with a possible sale and provided assistance to Nationstar in connection therewith, including the assistance described elsewhere in this proxy statement/prospectus. Nationstar retained Morgan Stanley based on Morgan Stanley’s qualifications, experience and familiarity with Nationstar. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Under the terms of its engagement letter with Nationstar, Morgan Stanley provided Nationstar financial advisory services in connection with the merger, and Nationstar has agreed to pay Morgan Stanley a transaction fee based on the value of the merger, which transaction fee is estimated, as of the execution of the merger agreement, to be approximately $4,500,000. In certain circumstances, Morgan Stanley will be entitled to receive a portion of any termination, breakup, topping or substantially similar fee or payment. In addition, Morgan Stanley is expected to participate in the financing for the proposed merger, for which Morgan Stanley expects to receive net fees of up to $7,000,000. Morgan Stanley may also receive from Nationstar, in Nationstar’s sole discretion, a fee of up to 0.075% of the value of the transaction. In addition, Nationstar has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement.

Houlihan Lokey. Houlihan Lokey was engaged by Nationstar to act as its financial advisor in connection with a possible merger, consolidation, business combination, sale or other similar strategic transaction, and provided assistance to Nationstar in connection therewith, including the assistance described elsewhere in this proxy statement/prospectus. Nationstar engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to Houlihan Lokey’s engagement by Nationstar, Nationstar is obligated to pay Houlihan Lokey a transaction fee based on the value of the merger, which transaction fee is currently estimated to be approximately $2,000,000. In certain circumstances, Houlihan Lokey will be entitled to receive a portion of any termination, breakup, topping or substantially similar fee or payment. Nationstar has also agreed to indemnify Houlihan Lokey and certain related parties for certain potential liabilities and expenses arising out of Houlihan Lokey’s engagement.

[Remainder of Page Intentionally Left Blank]

The disclosure in the section “Opinion of the Financial Advisor to the Nationstar Special Committee” is hereby modified by amending and restating the below portion of such section beginning on page 129 of the proxy statement/prospectus (with new text underlined):

Discounted Equity Value Analysis

In order to estimate the present value of Nationstar common stock, PJT Partners performed a discounted equity value analysis of Nationstar on a standalone basis and on a pro forma basis, after giving effect to the merger (including the cash election consideration) and the mandatory election (“Pro Forma Basis”). A discounted equity value analysis is a traditional valuation methodology used to derive a company’s equity value by calculating the “present value” of estimated future measures of equity value of the company to arrive at an implied price per share. “Present value” refers to the current value of future amounts and is obtained by discounting those future amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of equity, expected returns and other appropriate factors.

PJT Partners calculated the discounted equity value per share of Nationstar common stock on a standalone basis, based on each of Nationstar’s “terminal value” after-tax net income and book value. PJT Partners estimated “terminal value” of after-tax net income of Nationstar as of December 31, 2022 by utilizing the 2021E after-tax net income of Nationstar from the Projections and making an extrapolation based on an assumed growth rate of 3% as approved for PJT Partners’s use. PJT Partners then applied a range of terminal value multiples of estimated price per share to estimated earnings per share adjusted to take into account cash tax savings (“EPS”) of 6.50x to 8.50x, which range was selected based on PJT Partners’s professional judgment and expertise. PJT Partners utilized the 2021E after-tax book value of Nationstar from the Projections as the “terminal value” of after-tax book value of Nationstar. PJT Partners then applied a range of terminal value multiples of estimated price per share to estimated book value per share (“BVPS”) of 0.90x to 1.10x, which range was selected based on PJT Partners’s professional judgment and expertise. PJT Partners discounted each such terminal value to its present value (as of December 31, 2017) using a range of selected discount rates of 12.0% to 14.0%, which range was selected based on PJT Partners’s ~~Partner’s~~ analysis of the cost of equity of Nationstar based on the capital asset pricing model, which is a financial valuation method that takes into account, among other things, the risk-free interest rate, the rate of return in equity markets generally and a company’s risk relative to the overall market. This analysis resulted in range of equity values per share of Nationstar common stock on a standalone basis of $16.31 to $21.39 using a share price to BVPS multiple, and $17.21 to $24.16 using a share price to EPS multiple.

[Remainder of Page Intentionally Left Blank]

The disclosure in the section “Opinion of the Financial Advisor to the Nationstar Special Committee” is hereby modified by amending and restating the below portion of such section beginning on page 130 of the proxy statement/prospectus (with new text underlined):

Selected Comparable Company Analysis

PJT Partners reviewed and compared specific financial and operational data relating to Nationstar with selected mortgage servicer companies that PJT Partners deemed comparable to Nationstar. The selected comparable companies were New Residential Investment Corp., PennyMac Financial Services, Inc., Ocwen Financial Corporation and PHH Corporation. PJT Partners reviewed and compared such data in order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Nationstar common stock on a standalone basis and on a Pro Forma Basis, in each case by reference to these companies.

As part of its selected comparable company analysis, PJT Partners calculated and analyzed certain ratios and multiples, including: (1) share price as a multiple of calendar year 2017E BVPS and (2) share price as a multiple of calendar year 2018E EPS. All of these calculations were performed and based on publicly available financial data and consensus estimates, which estimates may not have fully reflected the relevant effects of the Tax Cuts and Jobs Act. The results of this selected comparable company analysis are summarized below:

	Share Price/2017E BVPS	Share price/2018E EPS
New Residential investment Corp.	1.09x	7.7x
PennyMac Financial Services, Inc.	1.22x	6.5x
Ocwen Financial Corporation	0.73x	N/A
PHH Corporation	N/A	N/A
Median	1.09x	7.1x
Average	1.02x	7.1x

PJT Partners, based on its professional judgement, selected the comparable companies listed above because PJT Partners believed their businesses and operating profiles are reasonably similar to that of Nationstar. However, because of the inherent differences between the business, operations and prospects of Nationstar and those of the selected comparable companies, PJT Partners believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, PJT Partners also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Nationstar and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Nationstar and the companies included in the selected company analysis.

[Remainder of Page Intentionally Left Blank]

The disclosure in the section “Opinion of the Financial Advisor to the Nationstar Special Committee” is hereby modified by amending and restating the below portion of such section beginning on page 131 of the proxy statement/prospectus (with new text underlined):

Selected Precedent Transaction Analysis

PJT Partners reviewed, to the extent publicly available, and analyzed the valuation and financial metrics relating to the following six selected transactions involving companies in the mortgage servicer industry, which PJT Partners in PJT Partners reviewed, to the extent publicly available, and analyzed the valuation and financial metrics relating to the following six selected transactions involving companies in the mortgage servicer industry, which PJT Partners in its professional judgment considered generally relevant for comparative purposes:

Announcement Date	Target	Acquiror	Equity Value/ Book Value
January 27, 2017	Stonegate Mortgage Corporation	Home Point Financial Corporation	0.8x
February 24, 2015	Home Loan Servicing Solutions, Ltd.	New Residential Investment Corp.	1.1x
October 24, 2012	Residential Capital LLC Assets	Ocwen Financial Corporation	1.1x
October 3, 2012	Homeward Residential Holdings Inc.	Ocwen Financial Corporation	1.5x
June 6, 2011	Litton Loan Servicing, L.P.	Ocwen Financial Corporation	1.3x
March 28, 2011	Green Tree Servicing	Walter Investment Management	1.0x

For each precedent transaction, PJT Partners reviewed the equity value of the target company in the transaction as a multiple of the target company’s book value prior to the transaction, such values provided above and as summarized in the following:

	Mean	Median
Equity Value/Book Value	1.1x	1.1x

Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.

[Remainder of Page Intentionally Left Blank]

The disclosure in the section “Opinion of the Financial Advisor to the Nationstar Special Committee” is hereby modified by amending and restating the below portion of such section beginning on page 132 of the proxy statement/prospectus (with new text underlined):

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying PJT Partners’s opinion. In arriving at its fairness determination, PJT Partners considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, PJT Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Nationstar or the contemplated transaction. The terms of the merger agreement, including the merger consideration, were determined through arm’s-length negotiations between Nationstar and WMIH, rather than PJT Partners, and the decision to enter into the merger agreement was solely that of Nationstar and WMIH.

PJT Partners prepared these analyses for purposes of PJT Partners providing its opinion to the Nationstar special committee as to the fairness from a financial point of view of the aggregate merger consideration to be received by holders of shares of Nationstar common stock (other than Fortress) in the merger, taking into account the mandatory election. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Nationstar, WMIH, PJT Partners or any other person assumes responsibility if future results are materially different from those forecasted.

PJT Partners is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Nationstar special committee selected PJT Partners because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally and in the mortgage service sector specifically.

PJT Partners is acting as financial advisor to the Nationstar special committee in connection with the merger. As compensation for its services in connection with the merger, PJT Partners is entitled to receive from Nationstar approximately $850,000 for services rendered up until the time PJT Partners delivered its opinion, and an additional $2.0 million which became payable upon the delivery of PJT Partners’s opinion. In addition, at the sole discretion of the Nationstar special committee, a discretionary fee may be payable to PJT Partners. Nationstar has agreed to reimburse PJT Partners for its out-of-pocket expenses incurred in connection with the merger and to indemnify PJT Partners for certain liabilities that may arise out of its engagement by the Nationstar special committee and the rendering of PJT Partners’s opinion. In the ordinary course of its and its affiliates’ businesses, PJT Partners and its affiliates may provide investment banking and other financial services to Nationstar, WMIH and their respective affiliates and may receive compensation for the rendering of these services. During the past two years preceding the date of its written opinion, PJT Partners and certain of its affiliated entities advised (i) an entity in which Fortress and its affiliates maintain a significant investment on matters unrelated to the merger, for which PJT Partners may in the future receive customary compensation, and (ii) KKR and its affiliates and certain entities in which KKR and its affiliates have an investment, in each case on matters unrelated to the merger, for which KKR and its affiliates have paid PJT Partners approximately $500,000, and for which PJT Partners may in the future receive customary compensation.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving WMIH Corp. (“WMIH”) and Nationstar Mortgage Holdings Inc. (“Nationstar”). WMIH has filed a registration statement on Form S-4, and WMIH and Nationstar each filed the definitive joint proxy statement/prospectus with the SEC on May 31, 2018. The definitive joint proxy statement/prospectus was sent to the stockholders of WMIH and Nationstar on or about June 1, 2018, after the registration statement on Form S-4 was declared effective by the SEC on May 31, 2018. WMIH and Nationstar may also file other documents with the SEC regarding the proposed merger transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF WMIH AND NATIONSTAR ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by WMIH and Nationstar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by WMIH may be obtained free of charge from WMIH at www.wmih-corp.com, and the documents filed by Nationstar may be obtained free of charge from Nationstar at www.nationstarholdings.com. Alternatively, these documents, when available, can be obtained free of charge from WMIH upon written request to WMIH Corp., 800 Fifth Avenue, Suite 4100, Seattle, Washington 98104, Attn: Secretary, or by calling (206) 922-2957, or from Nationstar upon written request to Nationstar Mortgage Holdings Inc., 8950 Cypress Waters Blvd, Dallas, TX 75019, Attention: Corporate Secretary, or by calling (469) 549-2000.

WMIH and Nationstar and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of WMIH and/or Nationstar, as applicable, in favor of the approval of the merger. Information regarding WMIH’s and Nationstar’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, WMIH’s and Nationstar’s expectations or predictions of future financial or business performance or conditions. All statements other than statements of historical or current fact included in this communication that address activities, events, conditions or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business and these statements are not guarantees of future performance. Forward-looking statements may include the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “strategy,” “future,” “opportunity,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the registration statement and the definitive joint proxy statement/prospectus. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and WMIH and Nationstar believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither WMIH nor Nationstar is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, except as required by law. Readers should carefully review the statements set forth in the registration statement, the definitive joint proxy statement/prospectus or other reports, which WMIH and Nationstar have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in WMIH’s and Nationstar’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by shareholders of WMIH and Nationstar on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks associated with investing in mortgage loans and mortgage servicing rights and changes in interest rates; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; macroeconomic factors beyond WMIH’s or Nationstar’s control; risks related to WMIH’s or Nationstar’s indebtedness and other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WMIH CORP.
(Registrant)

Date: June 26, 2018	By:	/s/ Charles Edward Smith
	Name:	Charles Edward Smith
	Title:	Executive Vice President